14045032

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wintour & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

246 Lewis Avenue
(No. and Street)

Westbury, NY 11590
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christian Wintour 516-414-4933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

1901 Post Oak Dr. # 4202 Houston, TX 77027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christian Wintour, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wintour & Company, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ERICK GUERRERO
Notary Public, State of New York
Qualified in Nassau County
Reg. 01GU6165605
Expires on 5/14/2015

Signature

President / CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wintour & Company, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

For the Year-Ended December 31, 2013
Including Independent Auditors Report Thereon
And
Supplemental Report on Internal Controls

December 31, 2013

Table of Contents

NT TUTTLE, CPA
1901 POST OAK PARK ROAD #4202
HOUSTON, TX 77027
(713) 256-1084 (832) 426-5786 FAX

INDEPENDENT AUDITOR'S REPORT

To the Shareholder and
Board of Directors
Wintour & Company, Inc.

I have audited the accompanying statement of financial condition of Wintour & Company, Inc. (the "Company") as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

This audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplemental Schedules required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Nathan T. Tuttle, CPA

Houston, TX
January 13, 2014

Wintour & Company, Inc.

Financial Statements

Statement of Financial Condition

As of December 31, 2013

Assets

Cash and Cash Equivalents	$	7,560
FINRA Rebate		1,211
Prepaid Expenses		450
Total Assets	$	9,221

Liabilities and Stockholder's Equity

Current Liabilities		
Accounts Payable	$	1,130
Total Liabilities	$	1,130
Stockholder's Equity		
Common Stock: 200 shares authorized, 43 issued and outstanding, no stated value	$	47,292
Retained Deficit		(27,141)
Net Loss		(12,060)
Total Shareholder's Equity	$	8,091
Total Liabilities and Shareholder's Equity	$	9,221

The accompanying notes are an integral part of these financial statements.

Wintour & Company, Inc.

Financial Statements

Statement of Operations

For the Year Ended December 31, 2013

General and Administrative Expenses	
General Administrative:	$ 12,038
Total General and Administrative Expenses	12,038
Loss from Operations	$ (12,038)
Other Income	
Interest Income	3
Net Loss before Income Tax Provision	$ (12,035)
Provision for State Franchise Taxes	(25)
Net Loss	$ (12,060)

The accompanying notes are an integral part of these financial statements.

Wintour & Company, Inc.

Financial Statements

Statement of Cash Flow

For the Year Ended December 31, 2013

Operating Activities:	
Net Loss	$ (12,060)
Changes in Other Operating Assets and Liabilities:	
Prepaid Expenses	121
FINRA Rebate	(1,211)
Accounts Payable	(37)
Net Cash Provided by Operations	$ (13,187)
Financing Activities:	
Capital Contributed by Shareholder	$ 12,752
Net Cash Provided by Financing Activities	$ 12,752
Net Decrease in Cash	$ (435)
Cash at January 1, 2013	7,995
Cash at December 31, 2013	$ 7,560

Supplemental Disclosure of Cash Flow Information:	
Interest Paid During the Fiscal Year	$ -
State Franchise Taxes Paid During the Fiscal Year	$ 25

The accompanying notes are an integral part of these financial statements.

Wintour & Company, Inc.

Financial Statements

Statement of Changes in Ownership Equity

For the Year Ended December 31, 2013

	Common Stock	Retained Deficit	Total
Balance at December 31, 2013	$ 34,540	$ (27,141)	$ 7,399
Capital Contributed by Shareholder	12,752		12,752
Net Loss		(12,060)	(12,060)
Balance at December 31, 2014	$ 47,292	$ (39,201)	$ 8,091

The accompanying notes are an integral part of these financial statements.

Wintour & Company, Inc.

Financial Statements

Statement of Changes in Liabilities Subordinated

To Claims of General Creditors

For the Year Ended December 31, 2013

Balance of Subordinated Claims at January 1, 2013		$ -
Additions	$ -	
Subtractions	$ -	
Balance of Subordinated Claims at December 31, 2013		$ -

The accompanying notes are an integral part of these financial statements.

Wintour & Company, Inc.
Notes to Financial Statements

1. Organization

Wintour & Company, Inc. (the Company) is a privately held company formed in New York in October **2011** for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA). The Company advises clients on mergers and acquisitions.

The Company as of December, 2013, was a wholly owned subsidiary of The Wintour Group Corporation. The Company's main office is located in Westbury, New York.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Retainer revenues & success fees- Retainer revenues and success fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholder and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2012 because of their short term nature.

4. Related Party Transaction

Wintour Group Corporation leases office space to the Company at a cost of $55 per month.

5. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2013, through the date of this report and found no material subsequent events reportable during this period.

Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
As of and for the Year-Ended July 31, 2013

Computation of Net Capital

Total Stockholder's Equity			$8,091.00
Non-Allowable Assets			
	Prepaid Expenses	$ 450.00	
	FINRA Rebate	$ 1211.00	
Haircuts on Securities Positions			
	Securities Haircuts	$ -	
	Undue Concentration Charges	$ -	
Net Allowable Capital			$6,430.00

Computation of Basic Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 75.37
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 5,000.00
Net Capital Requirement	$ 5,000.00
Excess Net Capital	$ 1,430.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$1,131.00
Percentage of Aggregate Indebtedness to Net Capital	17.57%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of	$ 6,360.00
Adjustments	
Increase Equity	70
Net Capital per Audit	$6,430.00
Reconciled Difference	$0.00

Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
as of and for the Year-Ended December 31, 2013

Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company had net capital as of December 31, 2013 of $6,430 which was $1,430 in excess of its required net capital of $5,000. The Company's net capital ratio was .18 to 1.

Net Capital Computation Method

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

Exemptive Provision of SEA Rule 15c3-3 (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no materials inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); the Company shall maintain a "Special Account for the Exclusive Benefit of customers".

SIPC Reconciliation Requirement

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Report on Internal Control

For the year ended December 31, 2013

Nathan T. Tuttle, CPA

January 13, 2014

Board of Directors
Wintour & Company, Inc.
246 Lewis Avenue
Westbury, NY 11590

Re: December 31, 2013 Audit of Wintour & Company, Inc.

To the Board of Directors:

In planning and performing my audit of the financial statements and supplemental schedules of Wintour & Company, Inc. for the year ended December 31, 2013, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on such internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objective stated in 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities I did not review the practices and procedures followed by the Company in the following areas:

1. Making quarterly securities examinations, counts, verifications and/or comparisons;
2. Recording and differences required by Rule 17a-13; and,
3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the referenced SEC objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting

principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be materials in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above:

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company management does not believe it would be cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use by management, the Securities and Exchange Commission and other relevant regulatory agencies that rely upon Rule 17a-5(g) under the Securities and Exchange Act of 1934 or other state statutes in their regulation of registered broker/dealers and is not intended to be, and should not be, used by anyone other than these specific parties for the purposes referenced.

Nathan T. Tuttle, CPA